EXHIBIT 99.1
Annual Report of the Bank of Hemet



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of The Bank of Hemet:

We have audited the accompanying consolidated balance sheets of THE BANK OF HEMET (a California corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bank of Hemet and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


Orange County, California
January 24, 2001

                       THE BANK OF HEMET AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                     ASSETS


                                                                            December 31,
                                                                 ---------------------------------
                                                                     2000                1999
                                                                 -------------       -------------
CASH AND DUE FROM BANKS                                          $   6,683,000       $   6,404,000
FEDERAL FUNDS SOLD                                                  21,503,000          14,501,000
                                                                 -------------       -------------
      Total Cash and Cash Equivalents                               28,186,000          20,905,000

INVESTMENT SECURITIES HELD TO MATURITY
      Market values of $18,388,000 at December 31, 2000 and
      $24,903,000 at December 31, 1999, respectively                18,342,000          24,972,000

LOANS                                                              242,769,000         220,992,000
ALLOWANCE FOR LOAN LOSSES                                           (2,466,000)         (2,416,000)
                                                                 -------------       -------------
      Loans, net                                                   240,303,000         218,576,000

PREMISES AND EQUIPMENT, net                                          1,537,000           1,799,000
ACCRUED INTEREST RECEIVABLE                                          1,504,000           1,530,000
OTHER REAL ESTATE OWNED                                                  2,000              54,000
OTHER ASSETS                                                         2,360,000           2,433,000
                                                                 -------------       -------------

                                                                 $ 292,234,000       $ 270,269,000
                                                                 =============       =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS
   Noninterest bearing demand deposits                           $  32,277,000       $  35,266,000
   Savings and interest-bearing demand deposits                     67,653,000          66,426,000
   Money market deposits                                             3,892,000           3,480,000
   Time deposits of $100,000 or more                                22,211,000          14,182,000
   Time deposits less than $100,000                                141,811,000         127,317,000
                                                                 -------------       -------------
      Total Deposits                                               267,844,000         246,671,000

ACCRUED INTEREST PAYABLE AND OTHER LIABILITIES                       1,666,000           1,992,000
                                                                 -------------       -------------
                                                                   269,510,000         248,663,000
                                                                 -------------       -------------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY
  Common stock, no par value-
     Authorized - 20,000,000 shares
     Issued and outstanding - 866,820 at December 31, 2000
        and 865,252 at December 31, 1999                             4,014,000           3,918,000
  Retained earnings                                                 18,710,000          17,688,000
                                                                 -------------       -------------
       Total Stockholders' Equity                                   22,724,000          21,606,000
                                                                 -------------       -------------

                                                                 $ 292,234,000       $ 270,269,000
                                                                 =============       =============


              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                       THE BANK OF HEMET AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                            2000               1999               1998
                                                        ------------       ------------       ------------
INTEREST INCOME
  Loans, including fees                                 $ 20,206,000       $ 17,399,000       $ 17,102,000
  Investment securities                                    1,346,000          1,340,000          1,610,000
  Federal funds sold                                         907,000            642,000            704,000
                                                        ------------       ------------       ------------
      Total Interest Income                               22,459,000         19,381,000         19,416,000
                                                        ------------       ------------       ------------

INTEREST EXPENSE
  Transaction and savings deposits                         2,222,000          2,225,000          2,216,000
  Time deposits of $100,000 or more                        1,031,000            567,000            501,000
  Time deposits less than $100,000                         7,657,000          5,946,000          6,468,000
  Other borrowings                                            57,000              2,000                  0
                                                        ------------       ------------       ------------
      Total Interest Expense                              10,967,000          8,740,000          9,185,000
                                                        ------------       ------------       ------------

     Net Interest Income                                  11,492,000         10,641,000         10,231,000

PROVISION FOR LOAN LOSSES                                          0                  0                  0
                                                        ------------       ------------       ------------

      Net Interest Income after Provision for Loan
            Losses                                        11,492,000         10,641,000         10,231,000
                                                        ------------       ------------       ------------

NONINTEREST INCOME
  Fees and service charges on deposits                       436,000            476,000            518,000
  Other charges and fees                                      94,000            122,000            118,000
  Other income                                             1,179,000          1,227,000            727,000
                                                        ------------       ------------       ------------
      Total Noninterest Income                             1,709,000          1,825,000          1,363,000
                                                        ------------       ------------       ------------

NONINTEREST EXPENSE
  Salaries and employee benefits                           4,590,000          4,471,000          3,735,000
  Premises and equipment                                   1,110,000          1,064,000          1,066,000
  Other real estate owned, net                               (19,000)          (146,000)          (101,000)
  Other expenses                                           2,220,000          2,421,000          2,036,000
                                                        ------------       ------------       ------------
      Total Noninterest Expense                            7,901,000          7,810,000          6,736,000
                                                        ------------       ------------       ------------

      Income before Provision for Income Taxes             5,300,000          4,656,000          4,858,000

PROVISION FOR INCOME TAXES                                 2,199,000          1,948,000          2,035,000
                                                        ------------       ------------       ------------
      Net Income                                        $  3,101,000       $  2,708,000       $  2,823,000
                                                        ============       ============       ============

EARNINGS PER SHARE
      Basic Earnings Per Share                          $       3.58       $       3.19       $       3.34
      Diluted Earnings Per Share                        $       3.56       $       3.15       $       3.23


              The accompanying notes are an integral part of these
                            consolidated statements.

                       THE BANK OF HEMET AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                          COMMON STOCK
                                  ------------------------------        RETAINED
                                     SHARES            AMOUNT           EARNINGS
                                  ------------      ------------      ------------
BALANCE, December 31, 1997             844,252      $  3,666,000      $ 16,562,000
Common stock cash dividend
     at $2.40 per share                     --                --        (2,027,000)
Net income for the year                     --                --         2,823,000
                                  ------------      ------------      ------------

BALANCE, December 31, 1998             844,252         3,666,000        17,358,000
Stock options exercised                 21,000           252,000                --
Common stock cash dividend
     at $2.80 per share                     --                --        (2,378,000)
Net income for the year                     --                --         2,708,000
                                  ------------      ------------      ------------

BALANCE, December 31, 1999             865,252         3,918,000        17,688,000
Stock options exercised                  1,568            22,000                --
Tax benefit on stock options                --            74,000                --
Common stock cash dividend
     at $2.40 per share                     --                --        (2,079,000)
Net income for the year                     --                --         3,101,000
                                  ------------      ------------      ------------

BALANCE, December 31, 2000             866,820      $  4,014,000      $ 18,710,000
                                  ============      ============      ============


              The accompanying notes are an integral part of these
                            consolidated statements.

                       THE BANK OF HEMET AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                                  2000               1999               1998
                                                                              -------------      -------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                  $   3,101,000      $   2,708,000      $   2,823,000
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities:
    Depreciation and amortization                                                   356,000            339,000            299,000
    Deferred income tax (benefit)                                                   (20,000)           (13,000)           199,000
    Gain on sale of other real estate owned                                         (26,000)          (158,000)          (174,000)
    Write-down of other real estate owned                                                 0                  0             12,000
    Accretion of discount on investments                                           (115,000)           (54,000)           (36,000)
  Decrease (increase) in accrued interest receivable                                 26,000           (389,000)           781,000
  Decrease (increase) in other assets                                                93,000            251,000           (409,000)
  Increase (decrease) in accrued interest payable and other liabilities            (326,000)           525,000           (417,000)
  Tax benefit on stock options exercised                                             74,000                  0                  0
                                                                              -------------      -------------      -------------
      Net Cash Provided by Operating Activities                                   3,163,000          3,209,000          3,078,000
                                                                              -------------      -------------      -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from maturities of investment securities                            28,697,000         35,183,000        101,130,000
    Purchases of investment securities                                          (21,952,000)       (35,220,000)      (101,142,000)
    Net increase in loans                                                       (21,811,000)       (13,858,000)       (16,125,000)
    Purchases of premises and equipment                                             (94,000)          (598,000)          (203,000)
    Proceeds from sales of other real estate owned                                  162,000          1,033,000          1,589,000
                                                                              -------------      -------------      -------------
      Net Cash Used in Investing Activities                                     (14,998,000)       (13,460,000)       (14,751,000)
                                                                              -------------      -------------      -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase (decrease) in demand, savings, and money market deposits        (1,350,000)          (192,000)        12,104,000
    Net increase (decrease) in time deposits                                     22,523,000         16,478,000           (929,000)
    Proceeds from the exercise of stock options                                      22,000            252,000                  0
    Cash dividends paid                                                          (2,079,000)        (2,378,000)        (2,027,000)
                                                                              -------------      -------------      -------------
      Net Cash Provided by Financing Activities                                  19,116,000         14,160,000          9,148,000
                                                                              -------------      -------------      -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              7,281,000          3,909,000         (2,525,000)
                                                                              -------------      -------------      -------------
CASH AND CASH EQUIVALENTS, Beginning of Year                                     20,905,000         16,996,000         19,521,000
                                                                              -------------      -------------      -------------
CASH AND CASH EQUIVALENTS, End of Year                                        $  28,186,000      $  20,905,000      $  16,996,000
                                                                              =============      =============      =============

Supplemental information
       Interest paid                                                          $  10,838,000      $   8,696,000      $   9,212,000
       Income taxes paid                                                      $   2,410,000      $   1,753,000      $   2,105,000
       Loans to Facilitate Sale of Other Real Estate Owned                    $           0      $           0      $      37,000
       Transfer from Loans to Other Real Estate Owned                         $      84,000      $     852,000      $     726,000


              The accompanying notes are an integral part of these
                            consolidated statements.

                       THE BANK OF HEMET AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 1999 AND 1998


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.    Principles of Consolidation and Nature of Operations

      The consolidated financial statements include the accounts of The Bank of Hemet, and its primary wholly owned subsidiary, BankLink Corporation (BankLink) (collectively referred to as "the Bank"). BankLink is a provider of data processing services for banks. The Bank was incorporated in California in 1974 and operates five branches in communities located in the Inland Empire area of Southern California. The Bank's primary source of revenue is providing commercial and industrial income-producing real estate loans to small and middle-market businesses and individuals. The Bank offers a full range of commercial banking services. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      On September 8, 1999,the Bank announced that its Board of Directors approved the termination of the Acquisition Agreement with Pacific Community Banking Group ("PCBG"). The Acquisition Agreement provided for the acquisition of the Bank by PCBG and the payment of the merger consideration to the Bank's shareholders upon consummation of the acquisition. The merger consideration that was to be paid would have been funded in part with proceeds from an initial public offering of PCBG expected to have been underwritten by an underwriting group. A major condition of the Acquisition Agreement was that PCBG shall have entered into a firm commitment underwriting agreement for an initial public offering by PCBG. PCBG was not able to satisfy that condition by the time provided in the Acquisition Agreement after which either party could unilaterally terminate the Acquisition Agreement. The Bank's write-off of $216,000 in PCBG merger-related professional fees and other expenses was recorded in noninterest expense for the year ended December 31, 1999.

B.    Investment Securities Held to Maturity

      Securities are classified as held to maturity and are carried at cost, decreased by the amortization of premiums and increased by the accretion of discounts, as applicable. The Bank has the positive intent and ability to hold its investment securities to maturity, and does not anticipate selling any portion of the investment securities portfolio for liquidity or other purposes.

C.    Loans

      Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and deferred net loan origination fees. Interest on loans is recognized over the terms of the loans and is calculated on principal amounts outstanding. Loan origination fees, offset by certain direct loan origination costs, are deferred and amortized as an adjustment of the loan yield using the effective interest method. As unearned revenue, the net unrecognized fees and costs are reported as reductions of the loan balance.

      Accrual of interest on loans is discontinued when management believes, after considering economic and business conditions, and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer doubtful, in which case the credit is returned to accrual status.

      The Bank considers a loan to be impaired when based upon current information and events, it believes that it is probable the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank measures impairment on a loan by loan basis using either the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. The Bank excludes from its impairment calculations smaller balance, homogeneous loans such as consumer installment loans and lines of credit, and direct finance leases. In determining whether a loan is impaired or not, the Bank applies its normal loan review procedures. Loans for which an insignificant delay, i.e., less than 90 days past due, or an insignificant shortfall in the amount of payments is anticipated, but the Bank expects to collect all amounts due, are not considered for impairment.

D.    Allowance for Loan Losses

      The allowance for loan losses is maintained at a level considered adequate to provide for losses that are inherent in the portfolio. Management makes periodic credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience, assessments of problem credits and other factors in determining the adequacy of the allowance. The allowance is based on estimates and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs.

E.    Premises and Equipment

      The Bank's buildings, furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization, which is charged to expense on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, over the life of the leases, whichever is shorter. Maintenance and repairs are charged directly to expense as incurred. Improvements to premises and equipment which extend the useful lives of the assets are capitalized. Gains and losses resulting from the disposal of premises and equipment are included in current operations. Rates of depreciation are based on the following depreciable lives: buildings, 30 years; furniture, five to seven years; equipment, three to five years; and leasehold improvement, the shorter of fifteen years or the lease term.

F.    Cash and Cash Equivalents

      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold. Generally, Federal funds are sold for one-day periods.

G.    Other Real Estate Owned

      Other real estate owned represents real estate acquired by foreclosure or deed in lieu of foreclosure in satisfaction of commercial and residential real estate loans and is carried at the lower of the recorded investment in the property or its fair value, less estimated carrying costs and costs of disposition. At the time of foreclosure, the value of the underlying loan is initially recorded at fair value at the date of foreclosure, establishing a new cost basis by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged to noninterest expense. Operating expenses of such properties, net of related income and gains or losses on their disposition, are recorded in noninterest expense.

H.    Income Taxes

      The Bank applies an asset and liability approach in accounting for income taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of enacted tax laws. Additionally, deferred tax assets are evaluated and a valuation allowance is established if it is "more likely than not" that all or a portion of the deferred tax asset will not be realized.

I.    Earnings per Share

      Basic earnings per share ("EPS") is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Bank. The following is a reconciliation of the numerators and denominators used in the calculation of basic EPS and diluted EPS for the years ended December 31, 2000, 1999 and 1998.

                                      Earnings        Shares        EPS
                                     ----------     ----------     -----
For the Year Ended 2000
Basic Earnings Per Share             $3,101,000        866,176     $3.58
Effect of Dilutive Stock Options             --          5,717     (0.02)
                                     ----------     ----------     -----
Diluted Earnings Per Share           $3,101,000        871,893     $3.56
                                     ==========     ==========     =====

For the Year Ended 1999
Basic Earnings Per Share             $2,708,000        848,627     $3.19
Effect of Dilutive Stock Options             --         11,777     (0.04)
                                     ----------     ----------     -----
Diluted Earnings Per Share           $2,708,000        860,404     $3.15
                                     ==========     ==========     =====

For the Year Ended 1998
Basic Earnings Per Share             $2,823,000        844,252     $3.34
Effect of Dilutive Stock Options             --         30,373     (0.11)
                                     ----------     ----------     -----
Diluted Earnings Per Share           $2,823,000        874,625     $3.23
                                     ==========     ==========     =====

J.    Postretirement Benefits and Stock Options

      The Bank has a salary continuation plan for certain key management personnel. The plan provides for payments for fifteen years commencing upon reaching age 65, or death. The Bank measures the obligations to provide these future postretirement benefits over the estimated remaining years of benefit. Salary continuation expense was $42,000, $39,000, and $39,000 for the years ended December 31, 2000, 1999 and 1998, respectively. The Bank is committed to pay $1,875,000 over the pay out periods of the plan.

      The Bank does not record any compensation cost in connection with the stock options issued to various officers of the Bank. The Bank elected to disclose the pro forma impact of compensation costs on net income and diluted EPS. The fair value of each option grant is estimated on the date of grant using Black-Scholes option pricing model. (See Note 7).

      The Bank established a 401(k) plan effective August 1, 1997. Employees who have completed one year of service and meet certain other requirements are eligible for enrollment. Employees may contribute a percentage of their salary pursuant to IRS regulatory maximums, and under the plan, the Bank matches 50% of the first 6% of salary contributed using forfeitures and cash. Participants vest immediately in their own contributions. Vesting in the Bank's contributions occurs immediately for employees with five years of credited service. Vesting is prorated for employees with less than five years of credited service at the rate of 20% per year. The Bank's expense for contributions to this plan was $62,000, $46,000 and $36,000 during 2000, 1999 and 1998, respectively. Effective February 1, 2001, the Bank's match will increase to 60% of the first 6% of salary contributed using forfeitures and cash.

K.    New Accounting Pronouncements and Reclassifications

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. The new standard was amended by SFAS No. 137 and SFAS No. 138 which extends the effective date to 2001. Management has implemented SFAS No. 133 as of January 1, 2001. The impact of implementation was not material to the Bank's financial statements or results of operations.

      In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", a replacement of SFAS No. 125. This statement revises the standards for securitizations and other transfers of financial assets and collateral, and requires certain disclosures. The disclosures discussed in paragraphs 15 & 17 of SFAS No. 140 are effective as of December 31, 2000. These disclosures were not material to the Bank's financial statements. The other provisions of SFAS No. 140 are effective for fiscal years ending after March 31, 2001. Management believes that the adoption of the remaining provisions of this standard will not have a material impact on the Bank's financial statements.

2.    INVESTMENT SECURITIES HELD TO MATURITY

      The amortized cost and fair value of investment securities held to maturity are as follows at December 31, 2000 and 1999:


                                                      Gross          Gross
                                    Amortized      Unrealized      Unrealized
                                      Cost            Gains          Losses         Fair Value
                                   -----------     -----------     -----------      -----------
      December 31, 2000
      U.S. government agencies     $18,342,000     $    48,000     $    (2,000)     $18,388,000
                                   ===========     ===========     ===========      ===========

      December 31, 1999
      U.S. government agencies     $24,972,000     $         0     $   (69,000)     $24,903,000
                                   ===========     ===========     ===========      ===========

      Investment securities with a book value of $14,034,000 and $12,099,000 at December 31, 2000 and 1999, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law. The estimated fair values of pledged securities were $14,078,000 and $12,045,000 at December 31, 2000 and 1999, respectively.

      The amortized cost and fair values of investment securities held to maturity at December 31, 2000, by contractual maturity, are as follows:

                                                  Amortized      Estimated
                                                    Cost         Fair Value
                                                 -----------     -----------
      Due in one year or less                    $14,015,000     $14,059,000
      Due after one year through five years        4,001,000       4,003,000
      Due after five years through ten years              --              --
      Due after 10 years                             326,000         326,000
                                                 -----------     -----------
                Total                            $18,342,000     $18,388,000
                                                 ===========     ===========

      U.S. government agency securities of $326,000 at December 31, 2000 represent preferred stock of the Federal Home Loan Bank (FHLB), which has no maturity date.

3.    LOANS, NET

      The Bank's loans, commitments, and standby letters of credit have been granted to customers primarily in the Inland Empire area of Southern California. Prevailing economic conditions, including real estate values and other factors may affect certain borrowers' ability to repay loans. Although management believes the level of allowance for loan losses is adequate to absorb losses inherent in the loan portfolio, declines in the local economy and/or increases in the interest rate charged on adjustable rate loans may result in increasing loan and other real estate owned losses that cannot be reasonably estimated at December 31, 2000. The most significant category of collateral is real estate, principally commercial and industrial income-producing properties. At December 31, 2000, the Bank's loan portfolio included approximately $8,620,000 of fixed rate loans. The loan portfolio consisted of the following at December 31, 2000 and 1999:

                                                     2000               1999
                                                 -------------      -------------
      Commercial                                 $   7,481,000      $   8,932,000
      Real Estate                                  235,049,000        210,838,000
      Installment                                      580,000            580,000
      All other loans (including overdrafts)           233,000          1,277,000
                                                 -------------      -------------
                                                   243,343,000        221,627,000
      Deferred loan origination fees, net             (574,000)          (635,000)
                                                 -------------      -------------
                                                   242,769,000        220,992,000
      Allowance for loan losses                     (2,466,000)        (2,416,000)
                                                 -------------      -------------
           Total Loans, net                      $ 240,303,000      $ 218,576,000
                                                 =============      =============

      Non-accruing loans totaled approximately $48,000 and $702,000 at December 31, 2000 and 1999, respectively. Interest income that would have been recognized on non-accrual loans if they had performed in accordance with the terms of the loans was approximately $0, $29,000 and $277,000 for the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, respectively, the Bank had an insignificant amount of loans past due 90 days or more in interest or principal and still accruing interest.

      At December 31, 2000 and 1999, loans that were considered impaired totaled $1,953,000 and $2,627,000, respectively, all of which had a related allowance for loan loss aggregating $67,000 and $145,000, respectively. Impaired loans amounting to $48,000 and $702,000 were on a non-accruing basis at December 31, 2000 and 1999, respectively. Substantially all of the impaired loans were collateral dependent and were measured using the fair value of the collateral. For the years ended December 31, 2000, 1999 and 1998, the Bank recognized interest income on these impaired loans of $134,000, $170,000 and $115,000, respectively. The average outstanding principal balance of impaired loans was $2,290,000, $2,969,000 and $4,010,000 during 2000, 1999 and 1998, respectively.

      Prior to the implementation of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," the Bank originated first and second mortgages for resale on the secondary market to Federal Home Loan Mortgage Corporation (FHLMC), and Federal National Mortgage Association (FNMA). Gains or losses on the sales of these loans were recognized at the time of sale. The Bank retained servicing rights to these loans. Servicing arrangements provide for the Bank to maintain all records related to the servicing agreement, to assume responsibility for billing mortgagors, to collect periodic mortgage payments, and to perform various other activities necessary to the mortgage servicing function. The Bank receives as compensation a servicing fee based on the principal balance of the outstanding loans. Servicing fee income amounted to approximately $41,000, $49,000 and $57,000 during 2000, 1999 and 1998, respectively. The total unpaid principal balance of the mortgage servicing portfolio amounted to approximately $12,774,000 and $15,066,000 at December 31, 2000 and 1999, respectively.

      The activity in the allowance for loan losses is summarized as follows:

                                                        2000             1999             1998
                                                     -----------      -----------      -----------
      Balance at Beginning of Year                   $ 2,416,000      $ 2,232,000      $ 2,116,000
      Recoveries on loans previously charged off          66,000          222,000          298,000
      Loans charged off                                  (16,000)         (38,000)        (182,000)
      Provision charged to operating expense                  --               --               --
                                                     -----------      -----------      -----------
      Balance at End of Year                         $ 2,466,000      $ 2,416,000      $ 2,232,000
                                                     ===========      ===========      ===========

      As part of its normal banking activities, the Bank has extended credit to certain directors and officers and the companies with which they are associated (related parties). All related party loans were current as to principal and interest as of December 31, 2000 and 1999. In management's opinion, these loans were made in the ordinary course of business at prevailing market rates and terms. Total commitments for such loans amounted to $3,160,000 and $2,754,000 at December 31, 2000 and 1999, of
      which $357,000 and $738,000 were undisbursed, respectively. New loan commitments to related parties totaled $1,058,000 and there were no expired loan commitments on such loans in 2000. Advances on existing commitments were $0 in 2000, with repayments of $652,000.

4.    PREMISES AND EQUIPMENT

      Major classifications of premises and equipment are summarized as follows:

                                                                   December 31,
                                                          ----------------------------
                                                             2000             1999
                                                          -----------      -----------
      Land                                                $   211,000      $   211,000
      Buildings                                             1,005,000        1,002,000
      Furniture and equipment                               1,767,000        1,916,000
      Leasehold improvements                                  371,000          384,000
                                                          -----------      -----------
                                                            3,354,000        3,513,000
      Less: Accumulated depreciation and amortization      (1,817,000)      (1,714,000)
                                                          -----------      -----------
                Total                                     $ 1,537,000      $ 1,799,000
                                                          ===========      ===========

      The amount of depreciation and amortization included in operating expense was $356,000, $339,000, and $299,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

      The Bank occupies its office premises under separate long-term, noncancelable leases which expire in various years through 2004. All leases are accounted for as operating leases. At December 31, 2000, future minimum lease commitments under all noncancellable leases are as follows:

                                                      Lease
                                                   Commitments
                                                   -----------
             2001                                   $ 325,000
             2002                                     208,000
             2003                                      96,000
             2004                                       5,000
                                                    ---------
                       Total                        $ 634,000
                                                    =========

5.    INCOME TAXES

      The current and deferred amounts of the provisions for (benefit from) income taxes for the years ended December 31, 2000, 1999, and 1998 consisted of the following:

                                            Years Ended December 31,
                                   ---------------------------------------------
                                      2000             1999             1998
                                   -----------      -----------      -----------
      Current:
           Federal                 $ 1,649,000      $ 1,461,000      $ 1,320,000
           State                       570,000          500,000          516,000
                                   -----------      -----------      -----------
                Total                2,219,000        1,961,000        1,836,000
                                   -----------      -----------      -----------
      Deferred:
           Federal                     (17,000)         (28,000)         197,000
           State                        (3,000)          15,000            2,000
                                   -----------      -----------      -----------
                Total                  (20,000)         (13,000)         199,000
                                   -----------      -----------      -----------
                                   $ 2,199,000      $ 1,948,000      $ 2,035,000
                                   ===========      ===========      ===========

      Deferred taxes arise from temporary differences between income reported for financial reporting purposes and that reported for federal and state income tax purposes. The tax effects of the principal temporary differences resulting in deferred taxes were:

                                                                            Years Ended December 31,
                                                                    ---------------------------------------
                                                                      2000           1999           1998
                                                                    ---------      ---------      ---------
      Expenses reported on a different basis for tax purposes       $  15,000      $  20,000      $ 231,000

      Depreciation computed differently on tax returns than for
      financial statements                                            (18,000)       (17,000)       (16,000)

      Deferred compensation                                           (17,000)       (16,000)       (16,000)
                                                                    ---------      ---------      ---------
                                                                    ($ 20,000)     ($ 13,000)     $ 199,000
                                                                    =========      =========      =========

      Total tax expense differed from the amount computed using the federal statutory rate as follows:

                                          2000                       1999                       1998
                                -----------------------    -----------------------    -----------------------
                                               Percent                    Percent                    Percent
                                              of Pretax                  of Pretax                  of Pretax
                                  Amount       Income        Amount       Income        Amount       Income
                                ----------    ---------    ----------    ---------    ----------    ---------
      Tax expense at
         federal statutory
         rate                   $1,802,000       34.0%     $1,583,000       34.0%     $1,652,000       34.0%

      State income tax,
         net of federal tax
         benefit                   374,000        7.1         340,000        7.3         342,000        7.0

      Other                         23,000        0.4          25,000        0.5          41,000        0.9
                                ----------     ------      ----------     ------      ----------     ------
                Total           $2,199,000       41.5%     $1,948,000       41.8%     $2,035,000       41.9%
                                ==========     ======      ==========     ======      ==========     ======

      At December 31, 2000 and 1999, the components of the net deferred tax asset which is included in other assets on the accompanying consolidated balance sheets were as follows:

                                                    2000           1999
                                                  ---------      ---------
      Allowance for loan losses                   $ 590,000      $ 590,000
      Deferred compensation                         278,000        261,000
      State income tax                              194,000        170,000
      Depreciation                                   88,000         70,000
      Other                                        (211,000)      (172,000)
                                                  ---------      ---------
                Total                             $ 939,000      $ 919,000
                                                  =========      =========

6.    COMMITMENTS AND CONTINGENCIES

      In order to meet the financing needs of its customers in the normal course of business, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The Bank does not enter into any interest rate swaps or caps, or forward or future contracts.

      The nature of the off-balance sheet risk inherent in these instruments is the possibility of accounting losses resulting from (1) the failure of another party to perform according to the terms of a contract that would cause a draw on a standby letter of credit, or (2) changes in market rates of interest for those few commitments and undisbursed loans which have fixed rates of interest. To minimize this risk, the Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The decision as to whether collateral should be required is based on the circumstances of each specific commitment or conditional obligation.

      To varying degrees, these instruments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At December 31, 2000, the Bank had commitments to extend credit of approximately $9,377,000 and obligations under standby letters of credit of approximately $459,000. Management does not believe there will be any material losses as a result of these letters of credit and loan commitments.

      At December 31, 2000, the Bank has available a borrowing line of credit with the FHLB in the amount of $10,009,000 using previously approved residential and commercial real estate mortgage loans totaling $15,239,000 to secure the line of credit. There were no amounts outstanding as of December 31, 2000 and 1999, respectively. The maximum and average amounts advanced from this line of credit were $7,046,000 and $859,000 during 2000.

      The Bank has approval to borrow under the Discount Window Program of the Federal Reserve Bank of San Francisco collateralized by investment securities. There were no amounts outstanding as of December 31, 2000 and 1999, respectively. The maximum and average amounts advanced from this line were $5,000,000 and $14,000 during 2000.

      The Bank has available repurchase lines of credit with two broker/dealers at December 31, 2000. These lines are subject to normal terms for such arrangements. There was no utilization of these lines during 2000. At December 31, 2000, investment securities with a market value of approximately $3,985,000 were available for these repurchase lines of credit.

      The Bank is required to maintain reserve balances with the Federal Reserve Bank. The amounts of these reserve balances at December 31, 2000 and 1999 were $696,000 and $525,000, respectively.

      On May 2, 2000, the Bank announced that it settled a class action lawsuit filed by former Inland Savings and Loan shareholders on terms which were not material to the Bank's business, results of operation, or financial condition. In connection with the 1992 acquisition of Inland, the Bank had issued Preferred stock to shareholders of Inland. The Preferred stock was automatically converted to the Bank's common stock in 1995. In 1997 the named plaintiffs sued the Bank and certain of its directors regarding the manner in which the Bank implemented the conversion, as governed by certain provisions of the merger agreement. The settlement was approved by the Superior Court of Riverside County, California on June 16, 2000. Distribution of settlement proceeds was made by a court appointed fund administrator to class members on August 25, 2000.

      In addition, the Bank is a defendant in various legal proceedings resulting from normal banking business. In the opinion of management and the Bank's legal counsel, the disposition of such litigation will not have a material effect on the Bank's consolidated financial condition or results of operations.

7.    STOCK OPTION PLAN

      The Bank grants incentive and nonqualified stock options to certain full-time salaried officers and management level employees. In June 1994, the Bank established a stock option plan which authorized the issuance of 75,000 shares, of which 31,000 shares were granted in 1994, 21,000 shares were granted in 1997, 5,000 shares were granted in 1999, and 22,000 shares were granted in 2000 to various officers of the Bank. At December 31, 2000, 17,200 shares of common stock were reserved for grant under the plan which includes 4,000 shares forfeited during 1996 and 17,200 shares forfeited during 2000. The stock options are exercisable at a price equal to market value on the date of grant. Options expire not more than ten years after the date of grant. Options are exercisable at 20% of the options outstanding per year.

      Transactions in plan for the three years ended December 31, 2000 are as follows:

                                                               Weighted
                                                                Average
                                                               Exercise
                                            Options            Price Per
                                          Outstanding           Share
                                          -----------         -----------
      Balance, December 31, 1997             46,968             $16.69
           Options exercised                     --
           Options granted                       --
                                           --------
      Balance, December 31, 1998             46,968             $16.69

           Options exercised                (21,000)            $12.00
           Options granted                    5,000             $35.00
                                           --------
      Balance, December 31, 1999             30,968             $20.82
           Options exercised                 (1,568)            $14.01
           Options granted                   22,000             $31.30
           Options forfeited                (17,200)            $26.13
                                           --------
      Balance, December 31, 2000             34,200             $27.42
                                           ========
      Exercisable at December 31, 2000        8,800             $19.01

      The Bank does not record any compensation cost in connection with the stock options issued to various officers of the Bank. The Bank's pro forma net income and diluted earnings per share assuming the Bank recorded compensation cost in 2000, 1999 and 1998 for the options granted in 1997, 1999 and 2000 in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" would not have a material effect of the Bank's consolidated results of operations or diluted EPS. The method of accounting required under SFAS No. 123 is not applicable for options granted prior to January 1, 1996.

      The pro forma impact of compensation costs on net income and diluted earnings per share as presented above may not be representative of the impact which could be realized in future years.

8.    OTHER EXPENSES

      The following is a breakdown of other expenses for the years ended December 31, 2000, 1999 and 1998:

                                                        2000           1999           1998
                                                     ----------     ----------     ----------
      Data processing and other outside services     $  366,000     $  318,000     $  326,000
      Deposit insurance assessments                      77,000         85,000         84,000
      Professional fees                                 369,000        654,000        418,000
      Office supplies, postage and telephone            519,000        480,000        488,000
      Other                                             889,000        884,000        720,000
                                                     ----------     ----------     ----------
          Total                                      $2,220,000     $2,421,000     $2,036,000
                                                     ==========     ==========     ==========

9.    FAIR VALUE OF FINANCIAL INSTRUMENTS

      Fair value estimates of financial instruments for both assets and liabilities are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no active market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, prepayment assumptions, future expected loss experience and other such factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

      The Bank intends to hold the majority of its assets and liabilities to their stated maturities. Thus, management does not believe that the bulk sale concepts applied to certain problem loans for purposes of measuring the impact of credit risk on fair values of said assets is reasonable to the operations of the Bank and does not fairly present the values realizable over the long term on assets that will be retained by the Bank. Therefore, the Bank does not intend to realize any significant differences between carrying value and fair value through sale or other disposition. No attempt should be made to adjust stockholders' equity to reflect the following fair value disclosures as management believes them to be inconsistent with the philosophies and operations of the Bank.

      In addition, the fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of existing and anticipated future customer relationships and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the branch network, deferred tax assets, other real estate owned, and premises and equipment.

      The following methods and assumptions were used to estimate the fair value of financial instruments.

      Investment Securities

      For U.S. government agency securities, fair values are based on market prices. For other investment securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

      Loans

      The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of future cash flows expected to be received by the various homogeneous categories of loans. All loans have been adjusted to reflect changes in credit risk.

      Deposits

      The fair value of demand deposits, savings deposits, and money market deposits are defined as the amounts payable on demand at year end. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits.

      Commitments to Extend Credit and Standby Letters of Credit

      The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the parties involved. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and committed rates. The fair value of these unrecorded financial instruments is not material to the Bank's financial position or fair value disclosures at December 31, 2000 and 1999 (see Note 6).

      The estimated fair values of the Bank's financial instruments are as follows:

                                        Carrying Value     Fair Value
                                        --------------    ------------
      DECEMBER 31, 2000
      Financial Assets
           Cash and cash equivalents     $ 28,186,000     $ 28,186,000
           Investment securities           18,342,000       18,388,000
           Loans, net                     240,303,000      242,741,000
      Financial Liabilities
           Deposits                       267,844,000      268,367,000

      DECEMBER 31, 1999
      Financial Assets
           Cash and cash equivalents     $ 20,905,000     $ 20,905,000
           Investment securities           24,972,000       24,903,000
           Loans, net                     218,576,000      220,580,000
      Financial Liabilities
           Deposits                       246,671,000      246,548,000

10.   REGULATORY MATTERS

      Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Management believes the Bank meets all capital adequacy requirements to which it is subject as of December 31, 2000. The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the capital category of the Bank.

      A comparison of the Bank's actual regulatory capital with minimum requirements for adequately capitalized and well capitalized banks, as defined by regulation, is shown below.

                                                                    To be Adequately                 To be Well
                                             Actual                    Capitalized                   Capitalized
                                     ----------------------     ------------------------     -------------------------
                                       Amount        Ratio         Amount         Ratio         Amount          Ratio
                                     -----------    -------     -------------    -------     -------------     -------
      AS OF DECEMBER 31, 2000
      Tier 1 Risk-Based Capital
      (To Risk Weighted Assets)      $22,724,000      9.13%      *$9,952,000     *4.0%       *$14,930,000       *6.0%

      Total Risk-Based Capital
      (To Risk Weighted Assets)      $25,191,000     10.12%     *$19,906,000     *8.0%       *$24,885,000      *10.0%

      Tier 1 Capital
      (To Average Assets)            $22,724,000      7.97%     *$11,406,000     *4.0%       *$14,259,000       *5.0%


      AS OF DECEMBER 31, 1999
      Tier 1 Risk-Based Capital
      (To Risk Weighted Assets)      $21,606,000      9.57%      *$9,031,000     *4.0%       *$13,548,000       *6.0%

      Total Risk-Based Capital
      (To Risk Weighted Assets)      $24,022,000     10.64%     *$18,063,000     *8.0%       *$22,581,000      *10.0%

      Tier 1 Capital
      (To Average Assets)            $21,606,000      8.21%     *$10,519,000     *4.0%       *$13,150,000       *5.0%

* Greater than or equal to.